

January 4, 2013

Via Email
David E. Sparks
President and Chief Executive Officer
First Priority Financial Corporation
2 West Liberty Boulevard, Suite 104
Malvern, Pennsylvania 19355

  Re: First Priority Financial Corporation
    Amendment No. 3 to Registration Statement on Form S-4
    Filed December 31, 2012
    File No. 333-183118

Dear Mr. Sparks:

  We have reviewed your amended registration statement and have the following comments. In our comments we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form S-4/A Amendment No. 3 Filed December 31, 2012

First Priority's Financial Statements

Unaudited Notes to Consolidated Financial Statements

Note 11. Income Taxes, page 166

1. We note your response to prior comments 2 through 4 in our letter dated December 18, 2012; however, we continue to believe that it is not appropriate to reverse any of the deferred tax asset valuation allowance in the periods presented. Please revise your financial statements at December 31, 2010, December 31, 2011 and September 30, 2012 to provide a full valuation allowance for your net deferred tax assets.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review

You may contact David Irving at 202-551-3321, or Marc Thomas, Review Accountant, at 202-551-3452 if you have questions regarding comments regarding the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-33419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

By Email to: David W. Swartz
dws@stevenslee.com